SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 7, 2003

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOW
Material Change Report
NEWS RELEASE
SIGNATURES
EXHIBIT INDEX
Certification of CEO
Certification of CFO

Item	Page

Press Release of the Company Dated May 5, 2003 Announcing First Quarter Financial Results for the Period ending March 31, 2003	3
Material Change Report filed by the Company in its home jurisdiction on May 5, 2003	10
Press Release of the Company dated May 6, 2003 Announcing Appointment of Richard L. Jackson, PhD, to the Board of Directors to Fill a Vacancy Created by the Resignation of a Director	12
Exhibits: Reference is made to the Exhibit Index annexed hereto on page 15 and made a part hereof
Signature	14
Exhibit Index	15

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES 1st QUARTER RESULTS

Reduced First Quarter Operating Loss
Clinical, Regulatory and Development Plan for Theratope® Vaccine on Track

EDMONTON, ALBERTA, CANADA — May 5, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the three months ended March 31, 2003 reflecting a 42 per cent reduction in net loss as compared to the same period last year. Unless otherwise stated, all dollar values herein are Canadian dollars.

Financial results for the three months ended March 31, 2003 indicate a consolidated net loss from operations of $4.4 million or $0.09 per share, compared to $7.6 million or $0.17 per share for the same period in 2002. The decreased loss of $3.2 million in 2003 is primarily due to a $2.5 million reduction in gross research and development expenditures, lower market and business development of $0.6 million and a $0.1 million reduction in general and administrative expenses. The overall decrease in expenditures results from the decision, announced in October 2002, to suspend early stage discovery research programs in order to concentrate resources on the development of the Company’s lead clinical programs, Theratope vaccine and BLP25 Liposomal vaccine.

Contract research and development revenue for the three months ended March 31, 2003, totaling $0.9 million compared to $1.0 million for the same period in 2002, represents research and development funding received from Merck KGaA of Darmstadt, Germany associated with Theratope and BLP25. The lower funding level reflects the winding down of the Theratope Phase III metastatic breast cancer clinical trial. Licensing revenues from collaborative arrangements with Merck KGaA represent the amortization of upfront payments received from Merck KGaA upon commencement of the collaboration.

Research and development expenditures for the three months ended March 31, 2003 totaled $4.1 million compared to $6.6 million for the same period in 2002. The decrease in research and development expenditures is attributable to the winding down of the Theratope Phase III trial. Marketing and business development expenditures for the three months ended March 31, 2003 decreased to $0.3 million compared to $0.9 million for the same period in 2002 and are reflective of the timing of expenditures related to Theratope pre-launch activities. Marketing and business development expenditures include costs to develop Biomira’s internal marketing capabilities, as well as Theratope pre-launch marketing activities jointly undertaken and funded with Merck KGaA.

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Biomira’s financial reserves include $25.1 million in cash and short-term investments as at March 31, 2003. During the first quarter, the Company made interest and principal repayments of $4.1 million under the terms of its convertible debenture agreements. Cumulative cash repayments to date have totaled $20.2 million. The March 31, 2003 balance sheet reflects a convertible debenture balance of $7.3 million consisting of $3.96 million (US$ 2.6 million) in outstanding principal, plus a balance of $3.34 million representing the fair value of the outstanding warrants associated with the debenture financing. Subsequent to the quarter end, the Company paid the April 1, 2003 and May 1, 2003 debenture installments in cash. The Company drew down $0.7 million under its existing equity line agreement in the first quarter, in order to partially offset the cash required for the convertible debenture repayments. Subsequent to the quarter end, the Company drew down $0.5 million under its existing equity line agreement with the opportunity for one final drawdown prior to the June 8, 2003 expiry of the equity line agreement.

On April 29, 2003, Biomira announced a financing of U.S. $5.5 million, which was fully subscribed and closed on May 1, 2003. Since our cost reduction program in October 2002, we have ensured the entire organization is focused on conserving our cash position as we advance our two lead product candidates. We are hopeful that we will see positive results at the final analysis of Theratope in mid 2003. However, we have to protect the best interests of our shareholders and we must ensure we have sufficient cash to sustain the Company beyond this defining event. With other potentially exciting news due out in 2003, we will continue to take advantage of growth in the share price to ensure we have funds to sustain the Company to the end of 2004 and beyond, well past the final analysis of Theratope in the Phase III metastatic breast cancer study.

“Since our cost reduction program was announced in October of 2002, we have engaged the entire organization in conserving our cash and focusing on our two lead product candidates. These first quarter results for 2003 show our continued commitment to managing our expenses, which has lead to our lowest quarterly loss since our June 1997 results,” said Alex McPherson, MD, PhD, President and CEO. “Although we are extremely hopeful of a successful final analysis of Theratope in mid 2003, we have to show prudent business practice and plan for any eventuality. In the third quarter we expect to have results from our Phase IIb BLP25 study in non-small cell lung cancer and in the near future results from our Theratope Phase II study in colorectal cancer. It is in our shareholders best interests that we ensure we have a sustainable company for all eventualities and we will continue to take advantage of a opportunities as we move towards the Phase III results, which will be a defining event in our history.”

“As we enter the second quarter, our clinical development programs will progress further for Theratope and BLP25 liposomal vaccine and we expect to produce clinical data from four ongoing clinical trials over the next six months. Theratope colorectal Phase II trial clinical data will be released at a poster presentation at the American Society of Clinical Oncology (ASCO) meeting in May,” continued McPherson.

Biomira’s focus for the second quarter will be on preparation for the final analysis of the Theratope Phase III clinical trial in metastatic breast cancer, which is on target for a mid-year unblinding of the data.

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“The final analysis is a pivotal point for Biomira,” continued McPherson. “While we are hopeful the data will demonstrate a survival advantage in the overall patient population at a pre-determined statistical level, we are also mindful that a wide array of outcomes could be revealed in the data. Our success will be measured by the strength of the data establishing the ability of Theratope to extend survival of patients with metastatic breast cancer. If we achieve statistical significance in relation to our survival study endpoint, or if we see clinically compelling data at this final analysis, it is our intention to discuss the totality of the data with the various regulatory agencies. We look forward with anticipation to this important milestone in the history of Biomira,” concluded McPherson.

At a later date, it is the intention of the Company to present particulars of the detailed analysis and findings at a well-respected scientific meeting or in a peer-reviewed journal, following the initial disclosure of information to the investment community.

Biomira’s collaborator for Theratope is Merck KGaA, of Darmstadt, Germany, founded in 1668. Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

-Table to Follow-

Biomira Inc.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands, except number of shares)

	March 31, 2003	December 31, 2002
	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$9,238	$8,507
Short-term investments	15,841	28,682
Accounts receivable	1,043	1,207
Prepaid expenses	600	497

	26,722	38,893
Capital assets (net)	958	1,076

	$27,680	$39,969

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,381	$8,580
Accrued interest on convertible debentures	13	28
Current portion of capital lease obligation	152	169
Current portion of deferred revenue	1,053	1,053

	5,599	9,830
Capital lease obligation	73	96
Deferred revenue	7,462	7,724
Class A preference shares	30	30

	13,164	17,680
SHAREHOLDERS’ EQUITY
Share capital	329,217	328,537
Convertible debentures	7,293	10,952
Contributed surplus	8,901	8,901
Deficit	(330,895)	(326,101)

	14,516	22,289

	$27,680	$39,969

Common Shares Issued and Outstanding	54,225,825	53,795,573

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Biomira Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)

	Three Months Ended
	March 31
	(Unaudited)
	2003	2002

REVENUE
Contract research and development	$902	$992
Licensing revenue from collaborative agreements	264	263

	1,166	1,255

EXPENSES
Research and development	4,122	6,579
General and administrative	1,546	1,714
Marketing and business development	305	894
Amortization of capital assets	119	243

	6,092	9,430

OPERATING LOSS	(4,926)	(8,175)
Investment and other income	572	653
Interest expense	(8)	(14)
Gain on disposal of capital assets	5	—

LOSS BEFORE INCOME TAXES	(4,357)	(7,536)
Income tax provision	(3)	(37)

NET LOSS	(4,360)	(7,573)

BASIC AND DILUTED LOSS PER SHARE	$(0.09)	$(0.17)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	54,019	52,491

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)

	Three Months Ended
	March 31
	(Unaudited)
	2003	2002

DEFICIT, BEGINNING OF PERIOD	$(326,101)	$(290,116)
Net loss for the period	(4,360)	(7,573)
Accretion of convertible debentures	(504)	(964)
Interest and carrying charges on debentures	70	(263)

DEFICIT, END OF PERIOD	$(330,895)	$(298,916)

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Biomira Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)

	Three Months Ended
	March 31
	(Unaudited)
	2003	2002

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net loss	$(4,360)	$(7,573)
Add/(less) items not affecting cash:
Amortization of capital assets	119	243
Gain on disposal of capital assets	(5)	—
Unrealized foreign exchange loss	20	—
Net change in non-cash balances from operations	(4,417)	(2,648)

	(8,643)	(9,978)
INVESTING
Decrease in short-term investments	12,841	12,583
Purchase of capital assets	—	(15)
Proceeds on disposal of capital assets	20	—

	12,861	12,568
FINANCING
Proceeds on issue of common shares, net of issue costs	680	891
Proceeds from convertible debentures, net of financing costs	—	(24)
Repayment of convertible debentures	(4,041)	(2,811)
Interest on convertible debentures	(68)	(401)
Repayment of capital lease obligation	(38)	(58)

	(3,467)	(2,403)
Effect of exchange rate fluctuations on cash and cash equivalents	(20)	—

INCREASE IN CASH AND CASH EQUIVALENTS	731	187
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	8,507	22,789

CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,238	$22,976

(Cdn$1.00 = US$ 0.68)

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Biomira Company Contacts:

Jane Tulloch Director Investor Relations 780-490-2812	Edward Taylor Vice President Finance and CFO 780-590-2806

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of product or the availability of capital and financing. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

BIOMIRA INC.

Material Change Report

     This report is filed under section 67(1) of the Securities Act (British Columbia), section 146(1) of the Securities Act (Alberta), section 84(1) of the Securities Act (Saskatchewan), section 75(2) of the Securities Act (Ontario) and section 81(2) of the Securities Act (Nova Scotia) and section 76(2) of the Securities Act (Newfoundland) (collectively, the “Acts”).

1.	Reporting Issuer

Biomira Inc. (“Biomira”) 2011 – 94 Street Edmonton, Alberta T6N 1H1

2.	Date of Material Change

May 1, 2003

3.	Press Release

Biomira issued a press release, the text of which is attached hereto as Schedule “A”, on April 29, 2003.

4.	Summary of Material Change

On May 1, 2003, Biomira closed a U.S.$5.5 million financing offering common shares accompanied by warrants. Rodman & Renshaw, Inc. of New York acted as exclusive placement agent. In connection with the offering, Biomira, in Canada, filed a Prospectus Supplement to Biomira’s April 30, 2002 Base Shelf Prospectus on April 30, 2003 and in the United States, a Prospectus Supplement to Biomira’s April 30, 2002 F-10 Registration Statement on May 2, 2003. The offering was fully subscribed.

5.	Full Description of Material Change

On May 1, 2003, Biomira closed a U.S.$5.5 million financing offering common shares accompanied by warrants. Rodman & Renshaw, Inc. of New York acted as exclusive placement agent. In connection with the offering, Biomira, in Canada, filed a Prospectus Supplement to Biomira’s April 30, 2002 Base Shelf Prospectus on April 30, 2003 and in the United States, a Prospectus Supplement to Biomira’s April 30, 2002 F-10 Registration Statement on May 2, 2003. The offering was fully subscribed.

Pursuant to the offering, Biomira sold to participants 4,824,561 common shares at an issue price of U.S.$1.14, together with 814,815 warrants (with an exercise price of U.S.$1.66 per share). Each purchaser participating in the offering received warrants to purchase

0.169 common shares for every 1 common share purchased by such purchaser in the offering. The warrants have a two year term from the closing date. The placement agent, Rodman & Renshaw, Inc., also received 48,246 warrants having a two year term and an exercise price of U.S.$1.74 per share, in addition to the underwriting commission of U.S.$220,000 and limited reimbursement of its expenses.

6.	Reliance on Confidentiality Provisions of the Acts

Not applicable

7.	Omitted Information

None

8.	Senior Officer

The name and business telephone number of a senior officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor Vice-President Finance & Administration Biomira Inc. 2011 – 94 Street Edmonton, Alberta T6N 1H1 Telephone: (780) 450-3761

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Edmonton, Alberta, effective this 5th day of May, 2003.

BIOMIRA INC.

By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice-President Finance & Administration

NEWS RELEASE
FOR IMMEDIATE RELEASE

RICHARD L. JACKSON JOINS BIOMIRA’S BOARD OF DIRECTORS

EDMONTON, ALBERTA, CANADA — May 6, 2003 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) and its Chairman, Mr. Eric Baker, announced today the appointment of Richard L. Jackson, PhD, to its Board of Directors.

Dr. Jackson is the principal of Jackson Associates, Inc., a biotechnology and pharmaceutical consulting firm in Cincinnati, OH. Prior to forming his own consulting company, Dr. Jackson was the President and CEO of Emergen, Inc., a company focused on women’s health care issues.

Prior to joining Emergen, Dr. Jackson held the following senior level positions:

➢	Senior Vice President, Research and Development, Atrix Laboratories Inc.

➢	Senior Vice President, Discovery Research, Wyeth-Ayerst, The Pharma Division of American Home Products.

➢	Vice President, Research Sciences, Marion Merrell Dow Research Institute.

Dr. Jackson spent 15 years in academic medicine at the Baylor College of Medicine and the University of Cincinnati College of Medicine. Dr. Jackson holds a PhD and a BS from the University of Illinois.

“This is an exciting time to be joining the Board of Biomira, as we approach the final analysis from the Phase III Theratope® vaccine trial. It will be a privilege to be part of this process and a pleasure to be associated with a company developing a novel therapeutic vaccine for breast cancer and other cancer indications,” said Dr. Jackson.

“We are extremely pleased to welcome Dr. Jackson to Biomira’s Board of Directors. His strong background and comprehensive biotech industry experience, both from a science and a business perspective, will be a great asset to Biomira. With this breadth of knowledge, I’m sure Dr. Jackson will add a significant contribution to our Board,” said Eric Baker.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

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Biomira Company Contacts:

Bill Wickson
Manager Public Relations and Special Assistant
780 490-2818

Jane Tulloch
Director, Investor Relations
780 490-2812

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: May 7, 2003	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance

Exhibit Index

Exhibit No	Description

99.1	Certification of the Company’s Chief Executive Officer relating to the financial statements attached as a part of the May 5, 2003 Press Release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of the Company’s Chief Financial Officer relating to the financial statements attached as a part of the May 5, 2003 Press Release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002